OROKII, INC

Financial Statements

December 31, 2021

RAM ASSOCIATES, CPAS

3240 East State Street Ext,
Hamilton, NJ 08619
Phone: (609) 631-9552/53
Fax: (888) 319-8898
email: pkram@ramassociates.us
www.ramassociates.cpa

OROKII INC

TABLE OF CONTENTS

Page

Independent Audit Report…………………………………………….. 1

Financial Statements

    Balance Sheet as of December 31, 2021………………………….… 2

    Statement of Operations

    For The Year Ended December 31, 2021 …………………………….….. 3

    Statement of Changes in Stockholder's Equity

    For The Year Ended December 31, 2021 …………………………….….. 4

    Statement of Cash Flows

    For The Year Ended December 31, 2021 …………………………….….. 5

    Notes to the Financial statements…………………………………. 6-12



CERTIFIED PUBLIC ACCOUNTANTS

FIRMFOUNDATION
INDEPENDENTLY OWNED MEMBER

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder's
of Orokii, Inc.

Opinion

We have audited the accompanying financial statements of Orokii, Inc (a Delaware Corporation), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orokii, Inc as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Orokii, Inc and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Orokii, Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance

HAMILTON OFFICE: 3240 EAST STATE STREET EXT. HAMILTON, NJ 08619 (609) 631-9552/(609) 631-9553 FAX (888) 319-8898 but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Orokii, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Orokii, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Ram Associates

Hamilton, NJ

April 27, 2022

Hamilton, New Jersey


OROKII INC

Balance Sheet

December 31, 2021

ASSETS


Current assets:		
Cash	$	2,506
Other Current Asset		215
Total current assets		2,721
Software development cost		498,419
TOTAL ASSETS	$	**501,140**


LIABILITIES AND STOCKHOLDER'S EQUITY


Current liabilities:		
Other current liabilities	$	3,000
Total current liabilities		3,000
Long-term liabilities:		
Loan from stockholder		28,000
Total current and long-term liabilities		31,000
Stockholder's equity:		
Common stock, $0.00001 par value; 10,000,000 authorized,		
581,000 shares issued and outstanding		6
Additional paid-in capital		585,445
Accumulated deficit		(115,311)
Total stockholder's equity		470,140
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**501,140**


- see accompanying notes to financial statements -


OROKII INC

Statement of Operations

For the year ended December 31, 2021

Operating expenses

Research and development	$	6,981
Selling, general and administrative		19,165
Net loss	**$**	**(26,146)**

OROKII INC

Statements of Changes in Stockholder's Equity

For the year ended December 31, 2021

	Common stock		Additional paid-up capital	Accumulated deficit	Total stockholder's equity
	Number of shares	Amount			
Balance at December 31, 2020	**100,000**	**$ 1**	**$ 91,086**	**$ (89,165)**	**$ 1,922**
Additional paid-up capital	481,000	5	494,359		494,364
Net loss				(26,146)	(26,146)
Balance at December 31, 2021	**581,000**	**$ 6**	**$ 585,445**	**$ (115,311)**	**$ 470,140**

OROKII INC

Statements of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(26,146)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in Current Asset		(215)
Increase /(Decrease) in other current liabilities		3,000
Total Adjustments		2,785
Net cash used in operating activities		(23,361)
Cash flows from investing activities		
Increase in software development		(498,419)
Net cash used in investing activities		(498,419)
Cash flows from financing activities:		
Increase in additional paid-up capital		494,359
Increase in common stock		5
Increase in loan from shareholder		28,000
Net cash provided by financing activities		522,364
Net increase in cash and cash equivalents		584
Cash and cash equivalents		
Cash at the begining of the year		1,922
Cash at the end of the year	$	2,506
Supplemental disclosure of cash flows information		
Cash paid during the year for:		
Interest	$	-
Income taxes		-

1. Nature of Business

Orokii, Inc. (the Company) is a Fintech startup Company developing a peer-to-peer (P2P) mobile payments solution. The Orokii peer-to-peer (P2P) payment mobile app will enable users to send money to friends and families in the US (domestic) or cross-border (international). Additionally, users will have the ability to request money from friends and families within the US and cross-border. Small and medium-sized enterprises (SMEs) can use the platform to pay invoices domestically and internationally. Capabilities that allow users to donate to not-for-profit organizations, bill pay at restaurants, and rideshares, including the ability to split a bill among friends, will be available in future releases.

Orokii will derive its revenue from international payments transaction fees and Foreign Exchange (FX) markup. Additionally, some domestic transactions (for example, money transfers to a user's bank account) will incur transaction fees. Orokii will serve as a sending and receiving anchor (anchors are the on/off ramps of the Stellar network) on the Stellar Blockchain network. Orokii develops it's Know-Your-Customer (KYC) capability using data from The Office of Foreign Assets Control (OFAC), Specially Designated Nationals And Blocked Person List (SDN), and Politically Exposed Person (PEP) data from the Central Intelligence Agency (CIA). The KYC capability includes identity verification using government-issued documents such as driver's license, passport, or other acceptable identification documents. Furthermore, continuous monitoring is part of the BSA/AML compliance program. The Orokii platform monitors transactions and material changes in a user profile or transactions activity (amount, volumes, frequencies), account information changes (address, phone, email), monitors ACH return rates, and refreshes due diligence on customer information. Orokii has strong security controls, including two-factor authentications, monitoring of login footprints to protect against the risks of user account hijacks or takeovers.

Change of reporting period:

For the year ending 2021, the client has elected to report the audited financials on calendar year basis. The previous audit report was issued on fiscal year basis, ending June 30.

Liquidity

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last. To date, the Company has not experienced any major consequences or loss of business which will materially impact the financial conditions of the Company.

2. Summary of Significant Accounting Policies

a) Accounting Policies

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"); consequently, revenue is recognized when services are rendered, and expenses reflected when costs are incurred.

b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are often based on judgments, probabilities and assumptions that management believes are reasonable but that are inherently uncertain and unpredictable. As a result, actual result could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustment, if any, to the estimates used are made prospectively based on such periodic evaluations.

c) Revenue Recognition

The Company recognize revenue in accordance with the Accounting Standard Codification 606 "Revenue Recognition." The Company recognizes revenues as they transfer control of deliverables (products, solutions, and services) to its customers in an amount reflecting the consideration to which it expects to be entitled. To recognize revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied.

The Company will derive its revenue from international payments transaction fees and Foreign Exchange (FX) markup. Additionally, some types of domestic transactions (for example, money transfer to a user's bank account) will incur transaction fees. The Company has not generated revenue from the date of inception till December 30, 2021. Orokii app is in development stage and the first release will go live in Spring 2022 (May 2022).

d) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less. The Company maintains cash balances, which may exceed federally insured limits. The Company does not believe that this results in any significant credit risk. At times, the balance in the account may be in excess of the FDIC limit of $250,000 insurance limits. As of December 31, 2021, the uninsured portion of this balance was $ Nil.

e) Accounts receivable

The Company has not yet commercialized any products for sale. The Company has not generated revenue for the period ended December 31, 2021 was Nil.

f) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Furniture and equipment are depreciated on a straight-line basis over the useful lives of the assets as follows:

Computers	3-5 years
Office equipment	5-7 years

The Company charges repairs and maintenance costs that don't extend the lives of the assets to expenses as incurred and the asset cost of $ 1,000 or less to expense in the year of purchase.

g) Capitalized software development costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred. The Company defines establishment of technological feasibility at the point which product reaches beta (testing for errors and usability of interface). Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the product are capitalized in accordance with ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," if material. To date, software development costs of $ 498,419 has been capitalized.

h) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash in financial institutions with high credit quality. At times, such cash may be in excess of the FDIC insurance limits.

i) Income taxes

Income taxes have been provided for using an assets and liability approach in which deferred tax assets and liabilities are recognized for the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets when, based on available evidence, it is not "more-likely-than-not" that a portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rate and laws. Income Taxes are generally subject to examination by tax authorities. Since the Company has not started generating revenue, management believes it is more likely than not that the deferred tax assets, if recorded, will not be fully realizable. The Company files income tax returns in the U.S Federal jurisdiction, and in the state of New Jersey.

The Company is generally subject to U.S Federal, state and local examinations by tax authorities for the period ended December 31, 2021 was Nil.

j) Advertising Costs

The Company expenses advertising cost as incurred. Advertising expense for the period ended December 31, 2021 was $ 2,716.

3) New accounting pronouncements

i) In August 2018, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2018-13, "Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement". This ASU removed the following disclosure requirements: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; and (3) the valuation processes for Level 3 fair value measurements. Additionally, this update added the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income and loss for recurring Level 3 fair value measurements held at the end of the reporting period; (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. ASU No. 2018-13 will be effective for fiscal years beginning after December 15, 2019 with early adoption permitted.

ii) In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In addition, a lessee is required to record (i) a right-of-use asset and a lease liability on its balance sheet for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense in its statement of operations for operating leases and amortization and interest expense in its statement of operations for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases today. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. In November 2019, the FASB issued guidance delaying the effective date for all entities, except for public business entities. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2020. In June 2020, the FASB issued additional guidance delaying the effective date for all entities, except for public business entities. For public entities, ASU 2016-02 was effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements.

iii) In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. For public entities, ASU 2019-12 is effective for annual periods beginning after December 15, 2020, and interim periods within those reporting periods. For nonpublic companies, ASU 2019-12 is effective for annual periods beginning after December 15, 2021, and interim periods within those reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2019-12 will have on its financial statements.

iv) In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the discontinuation of the London Interbank Offered Rate ("LIBOR") or by another reference rate expected to be discontinued. This guidance is effective for all entities upon issuance on March 12, 2020 and may be applied through December 31, 2022. The expedients and exceptions in this guidance are optional, and the Company is evaluating the potential future financial statement impact of any such expedient or exception that it may elect to apply as the Company evaluates the effects of adopting this guidance on its financial statements.

4) Litigation and contingencies

The Company is not involved in any action, arbitration and/or other legal proceedings that it expects to have a material adverse effect on the business, financial condition, results of operations or liquidity of the Company. All legal cost are expensed as incurred.

5) Lease commitments

The Company do not have any lease commitments. The shareholder operates the Company activities from his home office. Rent expenses for the period ended December 31, 2021 were $ Nil.

6) Equity

During the period December 31, 2021, the Company has issued 481,000 shares of Common stock for the total amount of $ 494,359 The shares were issued towards the services provided during the period.

7) Loan from Shareholder

The Company has an interest free unsecured loan from Shareholder in the amount of $ 28,000 as on December 31, 2021. There are no stated repayment terms for the loan.

8) Subsequent event

For the period of December 31, 2021, the Company has evaluated subsequent events for potential recognition and disclosure through April 27, 2022, the date the financial statements were available for issuance. No reportable subsequent events have occurred through April 27, 2022 which would have a significant effect on the financial statements as of December 31, 2021, except as otherwise disclosed.